UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-49604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ManTech International 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, VA 22033-3300

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

ManTech International 401(k) Plan

Fairfax, Virginia

We have audited the accompanying statements of net assets available for benefits the ManTech International 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

July 6, 2006

MANTECH INTERNATIONAL CORPORATION

MANTECH INTERNATIONAL 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	December 31, 2005	December 31, 2004
ASSETS:
Investments, at fair value:

Amounts on deposit with Fidelity	$225,928,175	$185,821,826

Loans receivable from participants	3,588,590	3,386,578

	229,516,765	189,208,404

Contributions receivable:
Employer	2,307,463	293,954
Employee	1,025,096	689,060

Net assets available for benefits	$232,849,324	$190,191,418

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION

MANTECH INTERNATIONAL 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Year Ended December 31, 2005	Year Ended December 31, 2004
Additions to net assets:

Contributions:
Employer	$7,001,831	$5,426,813
Employee	23,578,639	16,858,038
Transferred assets	24,922,609	0
Rollover of funds	2,783,103	5,735,418

Net appreciation in fair value of investments	8,047,784	10,767,229

Interest and dividends	7,965,055	4,232,200

Total investment gain	16,012,839	14,999,429

Total additions	74,299,021	43,019,698

Deductions from net assets:

Withdrawals	31,351,682	19,551,059
Distributions	189,189	240,588
Administrative expenses	20,774	21,805
Assets transferred out	79,470	8,572,742

Total deductions	31,641,115	28,386,194

Net increase	42,657,906	14,633,504

Net assets available for benefits:
Beginning of year	190,191,418	175,557,914

End of year	$232,849,324	$190,191,418

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION

MANTECH INTERNATIONAL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005, AND FOR THE YEARS

ENDED DECEMBER 31, 2005 AND 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the ManTech International 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan is a voluntary, defined contribution pension plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All employees of ManTech International Corporation (the Company), and its subsidiaries, who are on the Company’s U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (i) leased employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan. The Company is a party to a collective bargaining agreement at two sites, the Goddard Space Flight Center and the Wallops Island Flight Facility (WFF), where some of the Company’s employees are represented by the International Brotherhood of Electrical Workers (IBEW), Local 1501. Plan eligibility and participation criteria applicable to employees working overseas or in accordance with the collective bargaining agreement may be different than criteria applicable to other Company employees.

The Plan is administered by the Retirement Plan Committee which plans, administers, and negotiates rights and benefits for participants in the Plan. Fidelity Management Trust Company is the Plan’s Trustee for 2005, and 2004. The custodian of the Plan, responsible for administration is Fidelity Investment Institutional Operations Company, Inc. since 2004.

Eligibility

An employee is eligible to participate in the Plan as soon as the first pay period after hire (after one year of service for employees under the collective bargaining agreement). Each eligible employee who is not already a participant will become a participant for purposes of Company Basic Matching Contribution as of the first entry date following the date on which he has completed three months of employment with the Employer. There were 6,715 and 4,322 participants in the Plan as of December 31, 2005 and December 31, 2004 respectively.

Participant Accounts

The Plan requires that a separate record or account be maintained for each employee in the Plan. Participants’ and Employers’ contributions are credited directly to the corresponding individual account. Each participant elects the investments that comprise his/her individual account. Investment earnings and losses are also allocated into these accounts based upon the participant’s investment performance.

Participant Loans

A participant may borrow from his or her account provided that the participant executes a promissory note in the amount of the loan which indicates the repayment period and rate of interest. The minimum loan is $1,000, and the aggregate amount of outstanding loans to a given participant may not exceed 50% of the participant’s total vested account balance or $50,000, whichever is lower. The rate of interest on any loan is fixed at the prevailing rate used by commercial lending institutions on the date the loan application is received. The repayment period is selected by the participant, but may not exceed the lesser of five years or the number of years remaining before the participant’s retirement, with the exception of home loans. Repayment is facilitated through payroll deductions. Loans to participants are considered assets of the Plan and are presented at cost which approximates fair value.

Participant loans that are not repaid upon employment termination shall be considered in default. Loans shall also be considered in default if any loan payment is not paid within 90 days of the payment due date.

Loans in default - loans that did not result in any renegotiation of loan terms or resumption of repayment represent loans in default totaling $189,189 for the year ended December 31, 2005, and $240,588 for the year ended December 31, 2004, and are included as distributions on the Statements of Changes in Net Assets Available for Benefits; and as such, are not included as loans receivable from participants on the Statements of Net Assets Available for Benefits or on the Schedule of Assets Held at December 31, 2005, and 2004.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, including employer contributions, or an annuity payment option, or delay withdrawal until a future date. Withdrawals are recorded when paid.

Administrative Expenses

Except for a $25 annual service charge assessed to each participant who remains in the Plan but has terminated their employment with the Company, Fidelity does not impose a per-participant fee to cover the costs of recordkeeping and participant service center support. These fees have been factored into the overall asset charges which are automatically deducted from the rates of return of the various Fidelity funds including the Fidelity Stable Value fund, the five Fidelity (FID) Freedom Funds, the Fidelity Actively Managed Fund, and the Fidelity Stock Market Fund.

Fidelity does not impose a separate asset charge for the non-Fidelity managed funds that include the American FDS Growth Fund AMER, the FID Small Cap Stock Growth Fund, the H & W Mid Cap Value Fund, the American FDS Growth Fund AMI Fund, the ABF Small Cap Value PA, the FID Diversified International, and Brokerage Link. Asset charges for these funds are already factored into the rates of return for such funds by each fund manager.

Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

Contributions

The Plan permits tax-deferred contributions up to 60% of gross pay. The tax-deferred contribution threshold for participants under the terms of the collective bargaining agreement is 15%. The overseas participants are allowed to contribute after-tax money only.

The after-tax contribution limit is 20% (18% for participants under the collective bargaining agreement.) However, total contributions (tax-deferred plus after-tax contributions) cannot exceed 60% of gross pay (18% for participants under the collective bargaining agreement).

The Company, with the exception of employees at Goddard Space Flight Center, ManTech Aegis Research Corporation (Aegis), ManTech Security Technology, ManTech Advanced Systems, ManTech Command Control Systems, and ManTech Integrated Data Systems, matches a Plan-defined percentage of employee contributions up to 4% of the participant’s base compensation. Goddard Space Flight Center matches a Plan-defined percentage of employee contributions up to 8% of the participant’s base compensation under a collective bargaining agreement. ManTech Aegis Research Corporation (Aegis), ManTech Security Technology, ManTech Advanced Systems, and ManTech Command Control Systems, match a Plan-defined percentage of employee contributions up to 75% of the participant’s first $4,000 contributions. ManTech Integrated Data Systems (MIDS) matches 5% of eligible compensation or 100% of employee contribution, whichever is less, once a year, at the end of the year.

Vesting

Employees who are participants on January 31, 2005 are always 100% vested. Employees who become participants on or after February 1, 2005 will become vested in their Company Basic and Supplemental Matching Accounts according to a three-year vesting schedule. They are 100% vested in their own deferral contributions.

Forfeitures

Plan participants who are not 100% vested at the time of employment termination will forfeit a pro-rata amount of their 401(k) Account balance. Forfeitures are used to offset Company contributions. At December 31, 2005, forfeited, nonvested account totaled $22,469. This account will be used to reduce future employer contributions.

Plan Termination

The Company expects to continue to sponsor the Plan indefinitely and to continue to match contributions. However, the Company has the right to terminate the Plan at any time upon written notice to the Committee and Fidelity Management Trust Company. In the event of plan termination, participants are 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Stable Value Fund is a Fidelity non-pooled General Account product. The Stable Value fund is valued at $1 per share. There are no restrictions on Participant withdrawals from the fund. Quarterly rate resets are done to the Actively Managed assets. Such resets take into account the yield, duration and market value and book value of the portfolio. The crediting interest rates were 2.69 percent and 2.86 percent at December 31, 2005, and 2004 respectively. There are no reserves against the value of Stable Value fund. The fair market value of the Stable Value Fund as of December 31, 2005, was $47,682,644. The Stable Value Fund included a benefit responsive wrap annuity contract of $2,027,088 as of December 31, 2005. The average yield for the years ended December 31, 2005 and 2004 were 2.86 percent and 2.99 percent respectively.

The assets held in the Plan’s other investment options are in pooled separate accounts. These funds are either securities of retail funds held in separate accounts or are Fidelity funds (managed directly by Fidelity, or sub-advised managers selected by Fidelity) also held in separate accounts. These funds are stated at their respective closing fair market value (as of the end of the business day) as determined by the fund’s manager, and are net of any expenses or contract related fees. Purchases and sales of investments are recorded in a trade-date basis.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.

NOTE 3 – CHANGES

Transferred Assets

The assets of another retirement plan were transferred into the Plan in 2005. This was due to the merging of the retirement plan of Integrated Data Systems (IDS) into ManTech International Corporation, which transferred $24,922,609 of plan assets to the Plan.

Transferred Assets Out of the Plan

In 2005 there was a transfer out of the Plan of $79,470.

During January, and February, 2004, due to a company reorganization, Plan assets totaling $8,572,742 were transferred out to the IDS Plan, also administered by Fidelity. IDS is one of ManTech’s subsidiaries acquired in March, 2003.

Change of Plan Administrator

In September, 2004, the Company changed plan administrators from CIGNA/Prudential to Fidelity Investments.

NOTE 4 – SUBSEQUENT EVENTS

The assets of the retirement plan of Gray Hawk Systems , which was acquired in May 31, 2005, will be merged into the ManTech International Corporation 401(k) Plan, effective January 1, 2006

NOTE 5 - INVESTMENTS AT FAIR VALUE

The following table represents the fair value of investments at December 31, 2005, and 2004. Investments representing 5% of the Plan’s net assets are separately identified.

		December 31, 2005		December 31, 2004
Fidelity
	Stable Value Fund	$49,681,177	*	$55,978,076	*
	FID Freedom 2040	595,944		40,388
	FID Freedom 2035	336,847		25,824
	FID Freedom 2030	3,960,415		2,664,364
	FID Freedom 2025	597,691		259,985
	FID Freedom 2020	4,694,024		3,323,383
	FID Freedom 2015	6,504,907		5,962,284
	FID Freedom 2010	3,566,095		2,857,098
	FID Freedom 2005	56,116		803
	FID Freedom 2000	1,337,160		1,286,962
	FID Freedom Income	2,235,485		449,229
	Spartan US Equity Index	17,690,635	*	17,666,739	*
	American FDS Growth Fund AMI	33,128,664	*	27,569,716	*
	FID Cap Appreciation	5,213,904		3,818,187
	TRP Equity Income	11,123,302		7,242,087
	FID Small Cap Stock	9,926,227		7,246,309
	ABF Small Cap Value PA	13,902,867	*	13,120,475	*
	FID Diversified International	11,639,820		5,736,978
	Artisan Mid Cap Investment	9,101,229		6,637,900
	Brokerage Link	253,676		308,311
	PIMCO High Yield	3,236,232		2,511,145
	FID ContraFund	11,219,137		5,463,466
	H & W Mid Cap Value	10,832,319		4,764,569
	West Asset Core FI	9,655,073		9,683,341	*
	Fidelity Cash Reserve	713,294		37,900
	Dodge & Cox Balanced	4,725,936		1,166,307

	Total	$225,928,175		$185,821,826

*	Represents 5% or more of the Plan’s net assets at December 31, 2005, and December 31, 2004.

NOTE 6 - NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The following table represents the net appreciation (depreciation) in the fair value of investments by significant class for the years ended December 31, 2005, and 2004.

Net appreciation (depreciation) in fair value of investments:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Pooled Separate Accounts		$295,763
Self Directed Funds		(13,318)
Common /Collective Trusts		305,402
Registered Investment Company	8,047,784	10,179,382

Total	$8,047,784	$10,767,229

NOTE 7 - RECONCILIATIONS TO IRS FORM 5500

Pursuant to ERISA provisions, the following is a reconciliation of net assets available for benefits as at December 31, 2005, and 2004, as reported in the Statement of Net Assets Available for Benefits, to net assets as reported on Form 5500 to be filed with the Department of Labor:

	As of December 31, 2005	As of December 31, 2004
Net assets available for benefits as reported in the Financial Statements	$232,849,324	$190,191,418
Add: Net effect of timing differences in defaulted Loans adjustments	212,272	229,124
Less: Distributions Payable to withdrawing participants at year end	(135,047)	0

Net assets available for benefits as reported in Form 5500	$232,926,549	$190,420,542

Pursuant to ERISA provisions, the following is a reconciliation of increase in net assets available for benefits for the years ended December 31, 2005, and 2004, as reported in the Statement of Changes in Net Assets Available for Benefits, to the net income reported on Form 5500 to be filed with the Department of Labor:

	For the year ended December 31, 2005	For the year ended December 31, 2004
Net increase in assets available for benefits as reported in the Financial Statements	$42,657,906	$14,633,504
Less/Add: Net effect of timing differences in defaulted Loans adjustments	(16,852)	229,124
Less: Distributions Payable to withdrawing participants at year end	(135,047)	0

Net assets available for benefits as reported in Form 5500	$42,506,007	$14,862,628

* * * * *

MANTECH INTERNATIONAL CORPORATION

MANTECH INTERNATIONAL 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value (2)
Fidelity Investments (1)	Insurance Company General Account:
	Stable Value Fund	$49,681,177
Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2020	4,694,024
Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2030	3,960,415
Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2015	6,504,907
Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2010	3,566,095
Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2000	1,337,160
Fidelity Investments (1)	Registered Investment Company:
	Spartan US Equity Index	17,690,635
Fidelity Investments (1)	Registered Investment Company:
	American FDS Growth Fund AMI	33,128,664
Fidelity Investments (1)	Registered Investment Company:
	FID Cap Appreciation	5,213,904
Fidelity Investments (1)	Registered Investment Company:
	Brokerage Link (3)	253,676
Fidelity Investments (1)	Registered Investment Company:
	TRP Equity Income	11,123,302
Fidelity Investments (1)	Registered Investment Company:
	FID Small Cap Stock	9,926,227
Fidelity Investments (1)	Registered Investment Company:
	ABF Small Cap Value PA	13,902,867
Fidelity Investments (1)	Registered Investment Company:
	FID Diversified International	11,639,820

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value (2)
Fidelity Investments (1)	Registered Investment Company:
	Artisan Mid Cap Investment	9,101,229
Fidelity Investments (1)	Registered Investment Company:
	PIMCO High Yield	3,236,232
Fidelity Investments (1)	Registered Investment Company:
	FID Contrafund	11,219,137
Fidelity Investments (1)	Registered Investment Company:
	H & W Mid Cap Value	10,832,319
Fidelity Investments (1)	Registered Investment Company:
	West Asset Core FI	9,655,073
Fidelity Investments (1)	Registered Investment Company:
	Fidelity Cash Reserve	713,294
Fidelity Investments (1)	Registered Investment Company:
	FID Freedom Income	2,235,485
Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2040	595,944
Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2005	56,116
Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2025	597,691
Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2035	336,847
Fidelity Investments (1)	Registered Investment Company:
	Dodge & Cox Balanced	4,725,936
Loans Receivable from Participants	Fully amortizing loans bearing interest ranging from 5.0% to 12.0% and maturing at various dates through the year 2020.	3,588,590

	Total Assets Held for Investment	$229,516,765

(1)	Noted as party-in-interest.
(2)	Cost information is not required for participant-directed investments and, therefore not included.
(3)	The Brokerage Link Account included $2,786 of Mantech International Corporation class A common stock as of December 31, 2005.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ManTech International 401(k) Plan

Date: July 11, 2006	/s/ Margarita Mentus
Margarita Mentus
Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm